

EPEC Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2016 and 2015

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Contents

EisnerAmper LLP
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Suite 110
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www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Stockholders of
EPEC Holdings, Inc. and Subsidiaries

We have reviewed the accompanying consolidated financial statements of EPEC Holdings, Inc. and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in stockholders' equity and cash flows for each of the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

EisnerAmper, LLP

Fort Lauderdale, FL
June 27, 2017

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(See Independent accountants' review report and notes to consolidated financial statements)

		December 31,		
		2016		**2015**
ASSETS				
Current Assets				
Cash	$	2,961	$	4,906
Advances		124,778		94,966
Accounts receivable		23,308		-
Note receivable		-		133,444
Prepaid expenses		1,349		1,297
Total Current Assets		152,396		234,613
Other Assets				
Investment in unconsolidated subsidiary		169,551		167,112
Investment in marketable securities		-		880
Intangible assets		7,795		6,545
Total Other Assets		177,346		174,537
Total Assets	$	329,742	$	409,150
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	196,274	$	97,653
Notes payable - related parties		25,000		25,000
Total Current Liabilities		221,274		122,653
Contingencies				
STOCKHOLDERS' EQUITY				
Preferred stock, $.0001 par value, 5,000,000 shares authorized; no shares issued and outstanding		-		-
Common stock, $.0001 par value, 100,000,000 shares authorized; 82,004,334 and 77,528,500 shares issued and outstanding as of December 31, 2016 and 2015, respectively		8,201		7,753
Additional paid in capital		8,361,462		8,120,810
Accumulated deficit		(8,261,195)		(7,805,346)
Accumulated other comprehensive loss		-		(36,720)
Total Stockholders' Equity		108,468		286,497
Total Liabilities and Stockholders' Equity	$	329,742	$	409,150

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss
(See independent accountants' review report and notes to consolidated financial statements)

	Year Ended December 31,	
	2016	2015
Revenues	$ 30,747	$ -
Operating expenses:		
General and administrative expenses	221,252	141,042
Stock compensation	91,800	151,250
Total operating expenses	313,052	292,292
Net operating loss	(282,305)	(292,292)
Other (expenses) income:		
Interest income	-	47,205
Bad debt	(133,444)	-
Impairment of investment in unconsolidated subsidiary	-	(70,500)
Loss on marketable securities	(37,600)	(19,056)
Interest expense	(2,500)	(1,269)
Total other (expenses) income	(173,544)	(43,620)
Net loss	(455,849)	(335,912)
Other comprehensive income (loss):		
Unrealized loss on marketable securities	(880)	(62,736)
Reclassification adjustment for losses included in net loss	37,600	19,056
Total other comprehensive income (loss)	36,720	(43,680)
Total comprehensive loss	$ (419,129)	$ (379,592)

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2016 and 2015
(See independent accountants' review report and notes to consolidated financial statements)

	Preferred Stock, $.0001 Par Value		Common Stock, $.0001 Par Value		Additional	Accumulated	Accumulated other Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid In Capital	Deficit	Income(loss)	Equity
Balance -January 1, 2015	-	$ -	74,138,900	$ 7,414	$ 7,860,324	$ (7,469,434)	$ 6,960	$ 405,264
Issuance of common stock, net of offering costs	-	-	1,949,600	195	109,380	-	-	109,575
Issuance of common stock for services	-	-	1,440,000	144	151,106	-	-	151,250
Other Comprehensive loss including reclassification for loss included in net loss	-	-	-	-	-	-	(43,680)	(43,680)
Net loss	-	-	-	-	-	(335,912)	-	(335,912)
Balance -December 31, 2015	-	$ -	77,528,500	$ 7,753	$ 8,120,810	$ (7,805,346)	$ (36,720)	$ 286,497
Issuance of common stock	-	-	2,488,334	249	149,051	-	-	149,300
Issuance of common stock for services	-	-	1,800,000	180	91,620	-	-	91,800
Issuance of common stock for cashless warrant conversion	-	-	187,500	19	(19)	-	-	-
Other comprehensive loss including reclassification for loss included in net loss	-	-	-	-	-	-	36,720	36,720
Net loss	-	-	-	-	-	(455,849)	-	(455,849)
Balance -December 31, 2016	-	$ -	82,004,334	$ 8,201	$ 8,361,462	$ (8,261,195)	$ -	$ 108,468

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(See independent accountants' review report and notes to consolidated financial statements)

	Year Ended December 31,	
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (455,849)	$ (335,912)
Adjustments to reconcile net loss to net cash used in operating activities		
Stock Compensation	91,800	151,250
Loss on disposition of marketable securities	37,600	19,056
Impairment of investment in unconsolidated subsidiary	-	70,500
Marketable securities received in payment of interest	-	(37,600)
Bad debt	133,444	-
Changes in operating assets and liabilities		
Advances	(29,812)	(75,315)
Accounts receivable	(23,308)	660
Prepaid expenses	(52)	4,528
Accrued interest on note receivable	-	(9,605)
Accounts payable and accrued expenses	98,621	64,013
Net cash used in operating activities	(147,556)	(148,425)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capitalized intangible costs	(1,250)	(1,300)
Investment in unconsolidated subsidiaries	(2,439)	(10,270)
Proceeds from sale of marketable securities	-	20,944
Payment on note receivable	-	3,000
Net cash (used in) provided by investing activities	(3,689)	12,374
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of common stock	149,300	62,100
Proceeds from note payable	-	25,000
Net cash provided by financing activities	149,300	87,100
Net decrease in cash	(1,945)	(48,951)
Cash - beginning of year	4,906	53,857
Cash - end of year	$ 2,961	$ 4,906
Supplemental disclosure of cash flow information:		
Interest paid	$ -	$ 302
Supplemental disclosure of non-cash financing activities:		
Application of deposit to purchase of common stock	$ -	$ 47,475

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note A- Organization and Summary of Significant Accounting Policies

[1]   Organization and Business Operations

EPEC Holdings, Inc. (the "Company") was organized under the laws of the state of Florida, and is headquartered in Broward County, Florida. The Company was incorporated on October 9, 2008. The Company was formed for the purpose of serving as a holding company for affiliated entities involved in the development and operation of value-added products from Sorghum bicolor, a hearty plant which yields abundant grain and sugar. The Company holds a 100% equity interest in two subsidiaries, The Sorghrum Alliance Corp., and EPEC Spirits, Inc and a minority equity interest in Delta Bio Renewables, LLC. (collectively, the "Entities"). In 2014, after changing the business model, the Company changed its name, dropping the word "biofuels" to more accurately reflect its broader focus. The Company, through its licensee, Jersey Artisan Distiller, Inc. ("JAD") is currently producing, marketing and selling its product known as James F. C. Hyde Sorgho Whiskey.

[2]   Basis of Consolidation

The consolidated financial statements include the accounts of the following wholly owned subsidiaries:

- EPEC Spirits, Inc.
- Sorghrum Alliance Corp.

All intercompany balances, transactions and profits or losses have been eliminated in consolidation.

[3]   Cash and Investments

The Company's policy is to maintain funds only with financial institutions it considers reputable and where management believes that the risk of loss is minimal. Investment securities that are held by the Company, are bought and held principally for the purpose of selling them in the near term, are classified as "available for sale" and principally consist of equity securities. These investments are carried at fair value with changes in fair value included in other comprehensive income.

[4]   Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances, net of discounts, markdowns and advertising allowances among other things. The Company uses the allowance method to provide for uncollectible accounts receivable. During the years ended December 31, 2016 and 2015 there was no charge to bad debt expense for accounts receivable. In addition, the Company has determined an allowance for doubtful accounts was not necessary as of December 31, 2016 and 2015.

[5]   Concentration of Credit Risk

Financial instruments, which potentially subject the Entities to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions and cash balances at each financial institution may exceed insured limits.

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note A- Organization and Summary of Significant Accounting Policies (continued)

[5]   Concentration of Credit Risk (continued)

The Company believes that there is no significant risk with respect to such deposits. Concentration of credit with respect to receivables primarily represent unsecured credit extended to its suppliers.

[6]   Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10, "Fair Value Measurements", establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described as follows:

Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Entities have the ability to access.

Level 2-Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amounts of cash, advances, accounts receivable, note receivable, and accounts payable and accrued expenses approximate their fair value due to the short-term maturity of these instruments.

[7]   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note A- Organization and Summary of Significant Accounting Policies (continued)

[7]   Use of Estimates (continued)

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions impact, among others, the following: the fair value of share-based payments and deferred taxes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

[8]   Risks and Uncertainties

The Company operates in an industry that is subject to intense competition and changes in consumer demand. The Company's operations are subject to significant risk and uncertainties, including financial and operational risks and the potential risk of business failure.

[9]   Revenue Recognition

The Company recognizes revenue at the time the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. The Company has had limited sales of its products. Royalty fees are recognized when earned in accordance to the license agreement.

[10]   Investment in Unconsolidated Subsidiary

Investment in unconsolidated subsidiary is not controlled, and over which the Company does not have the ability to exercise significant influence is accounted for at acquisition cost and adjusted to fair value.

[11]   Stock Based Compensation

The Company applies the fair value method of ASC 718, *Share Based Payment*, in accounting for its stock based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing stock based compensation.

[12]   Intangible assets

The Company capitalizes external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and trademarks. The Company expenses costs associated with maintaining and defending patents and trademarks subsequent to their issuance in the period incurred. The Company assesses the potential impairment to all capitalized net patent and trademark costs when events or changes in circumstances

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note A- Organization and Summary of Significant Accounting Policies (continued)

[12] Intangible assets (continued)

indicate that the carrying amount of its intangibles may not be recoverable. As of December 31, 2016 and 2015 capitalized trademarks costs totaled $7,795 and $6,545, respectively.

[13] Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Company, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect of income tax positions is recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis. In 2016 and 2015, the Company had no unrecognized tax benefits or liabilities, and no adjustment to its financial position, results of operations or cash flows were required.

[14] Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense was approximately $16,000 and $3,000 for the years ended December 31, 2016 and 2015, respectively.

[15]   Subsequent Events

The Company has evaluated subsequent events through June 27, 2017, the date the financial statements were available to be issued and has determined that there are no reportable events except for those events disclosed in Notes I and L.

[16]   Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update ("ASU") 2016-01, *Recognition and Measurement of   Financial   Liabilities.* This   update   makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly   revises an entity's accounting r elated to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note A- Organization and Summary of Significant Accounting Policies (continued)

[16]   Recent Accounting Pronouncements (continued)

value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for fiscal   years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842)" ("ASU 2016-02") which supersedes FASB ASC Topic 840, "Leases" and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for the Entities beginning January 1, 2020, with early adoption permitted. The Entities are currently evaluating the impact of adopting ASU 2016-02 on the consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting,* which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. Early adoption is permitted and the updated standard must be adopted no later than the first quarter of fiscal 2018. The Entities are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" which supersedes the previous revenue recognition requirements and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This ASU is effective for fiscal years, and beginning after December 15, 2018. The Entities are currently evaluating the impact of adopting this standard on the consolidated financial statements and related disclosures.

Note B – Liquidity and Going Concern

The financial statements have been prepared on a going concern basis, and do not reflect any adjustments related to the uncertainty surrounding the Company's recurring losses or accumulated deficit

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note B – Liquidity and Going Concern (continued)

The Company currently has no significant revenue and is experiencing significant losses. These factors raise an uncertainty about its ability to continue as a going concern. Management has financed the Company's operations principally through loans from the founders and related parties and through sales of its common stock. The Company intends to raise money through private equity financing to fund its working capital needs. Management cannot provide any assurances that the Company will be successful in completing these financings and accomplishing any of its plans.

Note C – Advances

The Company has advanced funds and purchased biomass and other supplies on behalf of two distillers to produce its products. The advances are evidenced by a secured promissory note with an original maturity date of December 31, 2016, which was subsequently extended to October 31, 2017 for advances up to $250,000. The note bears no interest but in the event of a default the interest rate would increase to 18% per annum. The note is secured by all the assets and intellectual property of the distillers. As of December 31, 2016 and 2015 advances totaled $124,778 and $94,966, respectively.

Note D – Accounts Receivable

During 2015, the Company ended its relationship with one spirits distiller and entered into an agreement with JAD. The agreement entered into on July 18, 2015 granted a non-exclusive license to use the brand and mark "JFC Hyde" in the United States of America. The agreement requires the licensee to manage all distillation, bottling, sales and distribution for a fixed royalty fee. For the years ended December 31, 2016 and 2015, royalty revenues totaled $23,308 and $0, respectively.

Note E – Note Receivable

The Company held a promissory note with an investor dated October 11, 2013 with an original principal balance of $150,000, and interest at a rate of 12% per annum. The unpaid principal balance at January 1, 2015 was $98,000. During 2016, the Company received a principal payment of $3,000 but subsequently determined that the note was uncollectible. The Company recorded bad debt expense of $133,444, comprised of principal of $95,000 and unpaid accrued interest of $38,444.

Note F – Investment of Unconsolidated Subsidiary

On May 7, 2012 the Company acquired a 16.45% interest in Delta Bio Renewables, LLC a Tennessee based Company that grows and cultivates sweet sorghum Biomass. As of December 31, 2016 the interest has been reduced to 12.766% due to dilution. The Company has accounted for this investment of unconsolidated subsidiary at acquisition cost and has classified the investment as available for sale.

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note F – Investment of Unconsolidated Subsidiary (continued)

The Company reports the investment at fair value. During 2015 the Company determined that the investment had declined in value and that the impairment was other than temporary. Accordingly, the Company reduced the carrying value of the investment by $70,500 and recognized a loss for that amount.

The investment is classified as a level 3 investment in the fair value hierarchy. The changes in the level 3 investment are summarized as follows:

Balance - January 1, 2015	$227,342
Investment made during 2015	10,270
Impairment	(70,500)
Balance - December 31, 2015	167,112
Investment made during 2016	2,439
Balance - December 31, 2016	$169,551

Carrying value approximates fair value as of December 31, 2016 and 2015.

Note G – Investment in Marketable Securities

At December 31, 2016 and 2015, marketable securities were $0 and $880, respectively.

Investments in equity securities have been valued using closing quoted market prices reported on the active market on which the individual securities are traded. All securities are level 1 within the fair value hierarchy.

Proceeds from the sale of available-for-sale securities and the resulting gross realized losses included in the determination of net loss are as follows:

	December 31,	
	2016	2015
Available-for-sale security:		
Proceeds	$ -	$ 20,944
Gross realized losses	$ 37,600	$ 19,056

As a result of the disposition of all of the marketable securities during the year ended December 31, 2016, all prior unrealized losses plus the 2016 unrealized loss of $880 have been realized and are included in net loss and reclassified in determining other comprehensive income for the

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note G – Investment in Marketable Securities (continued)

year ended December 31, 2016. The reclassification adjustment for realized losses for the year ended December 31, 2016 was $37,600.

The change in net unrealized losses on available-for-sale securities for the year ended December 31, 2015, of $ 62,736 has been included as a component of comprehensive loss. The reclassification adjustment for realized losses for the year ended December 31, 2015 was $19,056.

Note H – RELATED PARTY TRANSACTIONS

On August 12, 2015, one of the Company's directors advanced $25,000 to pay for various activities of the Company. Such amounts are payable upon demand and accrue interest at 10% per annum. As of December 31, 2016 and 2015, accrued and unpaid interest totaled $3,466 and $966, respectively and are included in accounts payable and accrued expenses. Interest expense was $2,500 and $966 for the years ended December 31, 2016 and 2015, respectively.

Note I – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001.

During 2016 and 2015, the Company sold 2,488,334 and 1,949,600 shares, respectively, for $0.06 per share and issued a like number of three year warrants (see warrants below).

Also during 2016 and 2015, the Company issued 1,800,000 and 1,440,000 shares, respectively, for services performed at $0.06 per share. For the years ended December 31, 2016 and 2015, the Company recognized stock compensation expense totaling approximately $92,000 and $150,000, respectively, in connection with these and other warrants previously issued by the Company. Compensation expense at December 31, 2016 to be recognized in future years totals approximately $16,000.

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note I – STOCKHOLDERS' EQUITY (continued)

Warrants

The Company had the following warrant activity:

	Warrants	Weighted Average Exercise Price
Outstanding – January 1, 2015	1,449,500	$ 0.05
Exercisable - January 1, 2015	1,449,500	0.05
Granted	1,949,584	0.003
Outstanding – December 31, 2015	3,399,084	0.02
Exercisable - December 31, 2015	3,399,084	0.02
Granted	2,488,334	0.003
Exercised	(208,333)	0.003
Forfeited/cancelled	(750,000)	0.05
Outstanding – December 31, 2016	4,929,085	0.01
Exercisable - December 31, 2016	4,929,085	$ 0.01

	Warrants Outstanding		Warrants Exercisable	
Range of Exercise prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable
$ 0.003 - 0.05	4,929,085	2.24 Years	$ 0.01	4,929,085

In January of 2017, the Company repriced certain of the warrants issued to its investors from $0.04 to $0.003 with a cashless exercise option. As such, the above table has been retroactively restated to reflect this change in price.

Note J – Income Taxes

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2016 and 2015 consists of the following:

	2016	2015
Gross deferred tax assets:		
Net operating loss carryforwards	$ 494,965	$ 392,666
Accrued compensation	47,941	24,460
Total deferred tax assets	542,906	417,126
Less: valuation allowance	(542,906)	(417,126)
Net deferred tax asset	$ –	$ –

The valuation allowance increased by $125,780 and $49,834 for the years ended December 31, 2016 and 2015, respectively.

EPEC HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(See independent accountants' review report)
December 31, 2016 and 2015

Note J – Income Taxes (continued)

The actual tax benefit differs from the expected tax benefit (computed by applying the U.S. Federal Corporate tax rate of 34% to income before taxes and 5.5% for State income taxes, a blended rate of 37.63%) approximately as follows:

	2016	2015
Expected tax benefit – Federal	$ (138,456)	$ (91,814)
Expected tax benefit – State	(23,701)	(15,717)
Non-deductible stock compensation	34,544	56,915
Meals and entertainment	1,833	780
Change in Valuation Allowance	125,780	49,834
Actual tax expense (benefit)	$ –	$ –

The Company has a net operating loss carryforward for tax purposes totaling approximately $1.3 million at December 31, 2016, which begins to expire in 2028. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax asset has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

Note K – Contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. As of December 31, 2016 and 2015, there was no pending or threatened litigation.

Note L – Subsequent Events

On May 31, 2017, the Company entered into a binding agreement to acquire a controlling interest in JAD, a New Jersey based distiller of spirits which include the Company's current product offering, James F.C, Hyde Original Sorgho Whiskey. The closing, anticipated to be on or about August 31, 2017, is subject to satisfactory due diligence by the Company. The purchase price of $400,000 will be paid in the form of the Company's common stock valued at $0.05 per share. Assuming that the Company is able to acquire 100% of JAD, the Company will have to issue 8 Million common shares to complete the transaction.